

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

January 13, 2023

<u>Via U.S. Mail</u>

Donald Rivers Goolsby
5247 Wilson Mills Road #544
Richmond Heights, Ohio 44143

> Re: Donald Rivers Goolsby WHFIT
>   File No. 811-23225

Dear Donald Rivers Goolsby:

On January 11, 2017 you filed an amended Form N-8A notifying the Commission of your intention to register as an investment company under the Investment Company Act of 1940 ("1940 Act"). In that filing, you note that you are concurrently filing a registration statement pursuant to Section 8(b) of the 1940 Act but the registration statement was not included with the filing nor was it later filed.

As such, your current filing is materially deficient. Consequently, we believe you should either deregister the company or amend the filing to provide substantive and accurate responses to the Form N-8A item requirements. In that regard, we believe you should consult with a lawyer to assist you with the deregistration process or in complying with the requirements of Form N-8A.

As a result of these deficiencies, you should not deem yourself a "registered" investment company. We do not believe investors should rely on the documents you have filed with us for any investment purpose. It is our intention to post this letter.

If you have any questions, you may contact our office at (202) 551-6921.

Sincerely,

Disclosure Review and Accounting Office